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                                  Commission File No. 0-29106

                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of July, 1998


                  KNIGHTSBRIDGE TANKERS LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                         Hamilton HM 12
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X



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Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached hereto is a copy of the quarterly report of Knightsbridge Tankers Limited (the "Company") for the period ended June 30, 1998.

Item 2.  ADDITIONAL INFORMATION

         Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell Group of Companies.






































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                                  Stockholm, July 24, 1998


To the Shareholders of Knightsbridge Tankers Limited:

Enclosed is our report for the first half of 1998. The report contains selected unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and
Results of Operations for the period ended June 30, 1998.

On February 27, 1997, the Company's ship owning subsidiaries purchased five very large crude carriers ("VLCC's") from their previous owners and delivered them to Shell International Petroleum Company Limited ("Shell International"), as charterer, under separate "hell and high water" bareboat charters. Under those charters, the Company's ship owning subsidiaries receive the greater of a Base Rate of hire in the amount of $ 22,069 per day per VLCC or a spot market related rate. After inclusion of a component for operating expenses of $ 10,500 per day, the spot market related rate must exceed $ 32,569 per day for the Company's subsidiaries to receive any additional charter hire over the Base Rate.

Based upon the determination by the London Tanker Brokers Panel the spot market related rate, after inclusion of the component for operating expenses, totaled $ 39,989 per day for the period April 1 through June 30, 1998. (The corresponding spot market related rate for the period April 1 through June 30, 1997, was determined to be $27,972).

Accordingly, on July 15, 1998, Shell International paid to the
Companys vessel owning subsidiaries charter hire at the base rate in the aggregate amount of $ 10,041,395 and additional hire in the aggregate amount of $ 3,376,100 for the period April 1 through June 30, 1998.

On July 15, 1998, the Board of Directors of the Company declared a distribution to share-holders of record as of July 27, 1998, payable on or about August 11, 1998, in the amount of $ 0.63 per share for the period April 1 through June 30, 1998. (For the period April 1 through June 30, 1997, the distribution was $ 0.45 per share.)

The Company has agreed to provide information to shareholders that are United States income tax payers by February 15, 1999, so that they may make the appropriate tax reporting and elections with the United States tax authorities with respect to the Company's status as a "Passive Foreign Investment Company". Under present United States tax rules, the amount of income reported by a shareholder is based on the Company's income on an annual basis. Therefore, the Company will provide information enabling


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shareholders to determine the tax consequences of their
investment in the Company, including the treatment of distributions received from the Company, for the entire year ending December 31, 1998.

We are pleased to answer any inquiries that shareholders may have. Our investor relations contact is: Karl Molander, the Company's Chief Financial Officer, Tel: Int + 46-8-613 30 30, fax: Int + 46-8-613 99 09. The Nasdaq National Market symbol for the Company's Common Shares is "VLCCF".

Very truly yours,



Ola Lorentzon
Vice Chairman and
Chief Executive Officer



































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

             Management's Discussion and Analysis of
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda on September 18, 1996. In February, 1997, the Company offered and sold to the public 16,100,000 common shares at an initial offering price of $ 20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $ 20 per share to ICB International Limited, an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded ship owning and operating company. The Company used the proceeds of these offerings, together with advances under a $
145.6 million credit facility from an international syndicate of lenders, primarily to fund the purchase by the Company's subsidiaries of five recently constructed very large crude carrier oil tankers ("VLCC's"). Upon their purchase from their previous owners, the VLCC's were delivered on February 27, 1997, to Shell International Petroleum Company Limited ("Shell International"), a company of the Royal Dutch/Shell Group of Companies, under separate "Hell and high water" bareboat charters. The term of these charters is a minimum of seven years, with an option for Shell International to extend the period for each VLCC for an additional seven-year term, to a maximum of 14 years per VLCC. Under the charters, Shell pays the greater of a Base Rate of hire of $ 22,069 per day or a spot market related rate, determined quarterly by the London Tankers Brokers Panel. After taking into account a component for operating costs of $ 10,500 per day, Shell International pays the higher rate if the award exceeds $ 32,569 per day. In addition, for the first three years of the charters, Shell International pays "Supplemental Hire" as described below.

Results of Operations - First Half 1998

Revenues
The Company's revenues consist of charter hire of $ 23.3 million for the period commencing January 1, 1998 and ending June 30, 1998. The charter hire revenue for the period commencing February 27, 1997, when the vessels were delivered, and ending June 30, 1997, amounted to
$ 13.6 million.

Operating Expenses
The Company's operating expenses consist of (i) fees due to the Company's manager, ICB Shipping (Bermuda) Ltd, an indirect wholly-owned subsidiary of ICB (the "Manager"), (ii) depreciation of the vessels and (iii) administration expenses consisting of payments of insurance premiums for directors and officers liability insurance. There can be no assurance, however, that the Company will not have other expenses or contingent liabilities for which reserves will be required.


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Interest income and expense
Interest income of $ 79,940 was earned during the period. In addition the Company received interest income of $ 415,733 on the principal balance of the receivable note from Shell
International.

The Company's borrowings under its credit facility have been effectively converted to a fixed rate pursuant to a swap arrangement to which the Company is a party. Interest on the credit facility has effectively been fixed at 7.05 %, which resulted in interest expenses of $ 4,881,972 for the period.

Liquidity and Capital Resources
Total shareholders equity of the Company at June 30, 1998, was $304.2 million compared to $315.2 million at December 31, 1997. The decrease was due to net income for the period January 1 through June 30, 1998, in the amount of $ 9,559,495 less distributions to shareholders for the fourth quarter of 1997 and for the first quarter 1998 in the aggregate amount of $20,520,000. On March 27, 1998, the Company's shareholders voted to reallocate from share premium to contributed capital surplus account the amount of $315.0 million. This reallocation according to which additional paid in capital has been reduced to zero and contributed capital surplus increased to $ 305.2 million has been reflected in the Company's balance sheet since March 31, 1998. The reallocation has no effect on the Company's liquidity. The Company believes that its present liquidity is adequate to its needs.

The Company's long-term debt as of June 30, 1998, consists of the principal amounts borrowed under its credit facility in the aggregate amount of $137.2 million. Of this amount, $11.8 million represents the "Amortizing Loan" which is payable in eight equal quarterly installments ending on January 15, 2000. Supplemental Hire payable by Shell International is equal to amounts payable by the Company on account of the Amortizing Loan. The balance of the credit facility matures seven years and six months from February 27, 1997. Interest on this balance is payable quarterly in arrears.

Currency Exchange Rates
The international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and expenses are expected to be denominated in United States Dollar. Accordingly, the company's operating results, following expiration or termination of the charters with Shell International, are not expected to be significantly affected by movements in currency exchange rates.





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             CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                        (in U.S. Dollars)

ASSETS

Current assets                 June 30, 1998        Dec 31, 1997

Cash                                     521             217,374
Current instalments of
  note receivable                  6,726,152           6,726,151
Charter hire receivable         13,579,285            15,449,599
Prepaid expenses                      84,000              14,000
                                ____________          __________

TOTAL CURRENT ASSETS              20,389,958          22,407,124


Notes receivable                   5,044,614           8,407,690
Vessels under capital lease      416,168,922         424,965,352
Capitalized financing fees
  and expenses                     2,101,284           2,287,056
                                 ___________         ___________

TOTAL ASSETS                     443,704,778         458,067,222
                                 ===========         ===========

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
___________________

Accrued expenses and other
  current liabilities              2,338,873           2,313,618
Current instalments of
  credit facility                  6,726,152           6,726,151
                                  __________          __________
TOTAL CURRENT LIABILITIES          9,065,025           9,103,887

Credit facility                  130,442,012         133,805,088














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Shareholders equity
___________________

Common shares, par value
  $0.01 per share:
Authorized and outstanding
  17,100,000                         171,000             171,000
Additional paid-in capital                 -         314,987,247
Contributed capital surplus
  account                        304,026,741                   -
                                 ___________         ___________

Total shareholders equity        304,197,741         315,158,247
                                 ___________         ___________


TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY             443,704,778         458,067,222
                                 ===========         ===========


































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           CONSOLIDATED INCOME STATEMENTS (UNAUDITED)
                        (in U.S. Dollars)

                                 Jan 1, 1998       Sept 18, 1996
                              -June 30, 1998      -June 30, 1997

CHARTER HIRE REVENUE              23,348,545          13,617,260

OPERATING EXPENSES:
DEPRECIATION OF VESSELS
  UNDER CAPITAL LEASES            -8,796,430          -6,097,428
Management fee                      -375,000            -255,308
Administration expenses              -45,549             -32,192
                                  __________          __________

Operating income                  14,131,566           7,232,332

INTEREST INCOME                      495,673           1,122,449
Interest expense and other
  financial costs                 -5,067,744          -3,596,243
                                  __________          __________

Net income                         9,559,495           4,758,538
                                   =========           =========





























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        CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                        (in U.S. Dollars)


                                 Jan 1, 1998       Sept 18, 1996
Operating activities          -June 30, 1998      -June 30, 1997
___________________           ______________      ______________

Net income                         9,559,495           4,758,538
Depreciation                       8,796,430           6,097,428
Amortization of
capitalized fees and expenses        185,771             127,981

Changes in operating
assets and liabilities:

Receivables                        5,163,389         -17,080,790
Accrued expenses and other
current liabilities                  -38,862         9,199,261
                                   _________         ___________

Net cash provided by operating
  activities                      23,666,223           3,102,418

Investing activities

Notes receivable from Shell
  International                            -         -18,496,916
Purchase of vessels under
  capital lease                            -        -439,821,548
                                        ____        ____________

Net cash used in investing
  activities                               -        -458,318,464

Financing activities
____________________

Loan proceeds                              -         142,975,049
Repayments of loan                -3,363,076          -1,681,538
Net proceeds from share
  offerings                                -         317,224,950
Redemption of original
  share capital                            -             -12,000
Distribution to shareholders     -20,520,000          -2,907,000
                                 ___________          __________

Net cash provided by financing
  activities                     -23,883,076         455,599,461




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Net increase/decrease in
  cash and cash equivalents         -216,853             383,415

Cash and cash equivalents
  at beginning of period             217,374              12,000
                                 ___________           _________

Cash and cash equivalents
  at end of period                       521             395,415
                                 ===========           =========











































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    CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY (UNAUDITED)
                        (in U.S. Dollars)

                  SHARE    ADDITIONAL  CONTRIBUTED
                  CAPITAL  PAID-IN     CAPITAL SURPLUS  RETAINED
                  CAPITAL  CAPITAL     ACCOUNT          EARNINGS      TOTAL


Original issue
Sept 18, 1996      12,000            -             -           -       12,000

Net proceeds from
share issuance    171,000  317,053,950             -           -  317,224,950

Original share
redemption        -12,000            -             -           -      -12,000

Net income              -            -             -  19,479,297   19,479,297

Distribution to
the shareholders        -   -2,066,703             - -19,479,297  -21,546,000
_____________________________________________________________________________

Balance at
Dec 31, 1997      171,000  314,987,247             -           -  315,158,247

Reallocation
Share Premium           - -314,987,247   314,987,247           -            -

Net income              -            -             -   9,559,495    9,559,495

Distribution to
the shareholders        -            -   -10,960,505  -9,559,495  -20,520,000
_____________________________________________________________________________

Balance at
June 30, 1998     171,000            -   304,026,741           -  304,197,741
=============================================================================

Contributed capital surplus account

At the General Meeting March 27, 1998, a resolution was taken to reallocate Share Premium Additional paid-in capital to Contributed capital surplus account.









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01655002.AE6



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                           SIGNATURES


         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             KNIGHTSBRIDGE TANKERS LIMITED
                             (registrant)


Dated: July 24, 1998         By:  /s/ Ola Lorentzon
                                  ___________________________
                                  Ola Lorentzon
                                  Director, Deputy Chairman
                                  and Treasurer



































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01655002.AE7